August 22, 2013

Mr. Bryan J. Pitko for
Mr. Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission

Re:           TNI BioTech, Inc. Amendment No. 2 to Registration Statement on Form 10-12G
Filed July 18, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of August 13, 2013 containing comments regarding the Amendment No. 2 to Registration Statement on Form 10-12G filed on July 18, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

Item 1. Business
Our Business and Patents, page 4

1.   We note your response to prior comment 6.  Please further amend your disclosure to include the specific dollar amount of the initial license fee and the total aggregate milestone payments to be made under The Penn State Research Foundation licensing agreement, as well as the total number of shares and specific dollar amount of the upfront license fee for the patent license agreement with Prof. Fengping Shan.  Please also clarify whether Dr. Plotnikoff received any consideration for entering into the Sale of Technology Agreement aside from being named Non-Executive Chairman of the Board of Directors.

The following information has been added to the disclosure in the applicable sections:

The initial license fee paid to Penn State Research Foundation was $100,000 and if all milestones are met, such milestone payments will total $1,350,000.

The initial license fee payable to Prof. Shan is $100,000 and he will receive a total of 500,000 shares of common stock under the agreement.

Dr. Plotnikoff received 8,000,000 shares of the Company’s restricted common stock in addition to his position as the Non-Executive Chairman of the Board of Directors.

2.   We note your response to prior comment 7. Please also indicate in your table the product candidate to which each patent relates.

The product candidates or information relating to their uses have been added to the patent chart.

3.   We note your response to prior comment 10 concerning the skepticism expressed by the Zagon/Smith team with regard to immunomodulatory effects as a primary mechanism of action for MENK.  In particular, we note your statement that despite the skepticism expressed by the Zagon/Smith team, there has not been any skepticism in relation to MENK’s oncological impact as a cancer treatment.   However, in light of the importance of the immunomodulatory effects of MENK in relation to the treatment of illnesses and diseases unrelated to cancer, please indicate whether the Zagon/Smith team or any other individuals in the scientific community have expressed any doubts about the immunomodulatory effects of MENK in general.  If so, please revise your disclosure to identify any such doubts, describe the resulting impact on the development of MENK for non-oncological indications, and include a specific risk factor highlighting the underlying risks.

MENK acts directly by binding to a receptor to inhibit proliferation of cells. Some of the cell types known to be a target of MENK are T and B lymphocytes which secrete cytokines and other immunomodulating agents. Thus, MENK acts directly as an immunomodulatory agent.

Zagon and McLaughlin have not recorded in any of their animal studies any side effects of MENK/OGF for non-oncological indications such as experimental autoimmune encephalomyelitis (EAE, the mouse model of multiple sclerosis). They just published another paper on relapse-remitting EAE (RR-EAE) with OGF being administered daily. Mice treated with OGF had no signs of relapses following the first clinical flair. They also have additional data being analyzed showing good effects with LDN or OGF of RR-EAE.

This information has also been added to the disclosure.

Business Strategy, page 20

4.   We note your response to prior comment 14 and reissue the comment in part.  Please further amend your disclosure to explain your relationships with the Brewer Group and American Hospitals and Resorts, including whether you have entered into written agreements with them and the material terms of those agreements.  Please also identify the “large employers” referenced in your disclosure and describe your relationships with them.

The disclosure has been amended to include the following:

The Brewer Group, Inc. is an international business advisory firm engaged in the business of identifying and capitalizing on opportunities with international governments, non-government organizations and professional athletes. Under the Engagement Agreement for Corporate Advisory Services dated effective February 5, 2013, the Brewer Group agreed to evaluate the Company’s options for expansion and growth into certain international markets, including Africa and, upon request, markets in Haiti, the Dominican Republic and/or Panama. Pursuant to the Engagement Agreement, the Brewer Group agreed to endorse the Company publicly and assist the Company in securing strategic partnership deals to enhance brand and market awareness. The term of the Engagement Agreement is 12 months, with an option for either party to terminate upon 30 calendar days with written notice to the other party. The Company agreed to issue the Brewer Group 500,000 shares of its common stock upon execution of the Engagement Agreement. The CEO of The Brewer Group is also the founder and Executive Director of The Jack Brewer Foundation. The Jack Brewer Foundation is trying to help provide the Company with medical equipment where it is needed.

American Hospitals and Resorts Limited (“AHR”) is an advanced surgical and medical facility. The contract between TNIB and AHR has not been finalized yet, but will be an exclusive contract to provide marketing and distribution of TNI BioTech products in Nigeria.  The agreement will be for the retail market and will be distributed through the hospital in Nigeria.  The Agreement has a tentative launch through the end of 2013 and plans an increase to 500,000 patients per day by the end of December 2014.  TNI BioTech will be paid $1.00 dollar per dose for LDN with the company paying distribution fees of $.25 cents per dose.

The Company plans to work with companies that have on-site clinics for their employees in Africa but until more definite information or an agreement is available, the statement regarding “large employers” has been removed.

Distribution and Production, page 21

5.   We note your response to prior comment 15.  Please confirm that you will disclose all of the material terms of your agreement with Laboratorios Ramos once the agreement is fully executed.

The material terms of the agreement with Laboratorios Ramos have been included and an executed version (and an English translation) has been added as an exhibit.

6.   We note your response to prior comment 16.  Please revise your disclosure to provide the information included in your response.  In particular, where applicable throughout the registration statement, please clarify any costs that the Company will bear with respect to construction or operation of the clinic in Malawi.

The disclosure has been amended to include the following:

The Company is not responsible for any of the costs in connection with the clinic in Malawi.  The cost to open the clinic is approximately $1,000,000, but such costs will not be paid by TNI. TNI BioTech is assisting in obtaining donations for the facility.  GB Oncology is responsible for funding the clinic costs.  The Jack Brewer Foundation has also agreed to help with providing some of the medical equipment.

Item 2.  Financial Information
 Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations
Stock Issued for Services and Stock Warrant Expense, page 59

7.   We acknowledge the information provided in response to prior comment 22.  Revise to clarify, if true, that you used the trading value of your stock for recording the stock issued for services.  Clarify in your response that trading values were not ignored in valuing equity instruments issued for services.

The trading value of the common stock as of the date of an executed agreement was used to value the Company’s stock issued for services with the exception of stock issued prior to March 28, 2012.  The Company’s stock traded only on the Over the Counter Markets and had little to no volume prior to March 28, 2012. Such trading level wasn’t sufficient to support a share value above the par value.  Therefore, a real trading value was not available.  Since the stock was not actively trading prior to March 28, 2012, the par value of the common stock was used to value stock issued for services for dates prior to March 28, 2012.

8.   Please refer to your response to comment 22.  For the stock issued for cash as disclosed in Attachment A in your response to comment 57 in your correspondence filed on June 7, 2013, you issued stock which appears to be significantly below the trading value.  For each issuance, tell us if the issuance was to a related party and how you define related party. Please disclose and tell us how you accounted for the difference between the trading value and the amount paid for your common stock.  Provide additional disclosure in the filing as applicable to clearly indicate your accounting policy for these transactions, the amount of compensation or other expense recorded in your financial statements for the difference between the trading price and the amount issued and provide us the detail of how the amounts were derived.

The Company recorded the sale of its common stock based upon the cash proceeds received from the transactions.  These sales of common stock for cash occurred during August 27, 2012 through December 31, 2012 and were not sold to any related parties.  The Company acknowledges that its common stock was traded for amounts that exceeded the cash proceeds received by the Company.  However, the Company’s trading level was not sufficient to support the capital required by the Company.  Additionally, the Company was not able to find an investor (or group of investors) willing to pay the trading value which ranged from $1.15 - $9.10 per share for a block of restricted shares and the price had to be lowered in order to raise a significant amount of capital.

As a result of the above analysis, the Company did not record an additional expense for the difference between the trading value of the common stock and the cash proceeds received.

The above information has also been added to the disclosure.

The Company defines a related party as follows:

1.           Affiliates of the Company;
2.           Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair value Option Subsection of section 8825-10-15 to be accounted for by the equity method by the investing entity;

3.           Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management;

4.           Principal owners of the Company and members of management.  The Company defines principal owners as having 10% or greater ownership in the Company;

5.           Management of the Company and members of their immediate families;

6.           Other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and

7.           Other parties that can significantly influence the management or operating policies of the transacting parties or have an ownership interest in one of the transacting parties might be prevented from fully pursuing its own separate interests.

Item 5. Directors and Executive Officers
Directors and Executive Officers, page 61

9.   We note your response to prior comment 23. Please further amend your disclosure to include the information you provided about your Chief Operating Officer.

The disclosure has been amended to include the additional information regarding our Chief Operating Officer.

Item 14.  Changes and Disagreements with Accountants on Accounting and Financial
Disclosure, page 69

10. It has come to our attention that you previously engaged another accountant to audit your financial statements.  Please tell us why you did not include the information required by Item 304 of Regulation S-K to disclose the change in your accountants.

The Company had initially hired another accountant to audit our financials in December 2012. The accountant did not perform any work and we received a refund. As the accountant never performed any services or prepared any reports for the Company, was unresponsive to all contact from the Company for months and the Company terminated them in February 2013 and received a refund, the Company believed the accountant was not engaged.

Notes to the Financial Statements
2. Summary of Significant Accounting Policies
6. Capital Structure-Common Stock and Common Stock Purchase Warrants
Stock Warrants, page F-13

11. We acknowledge the information provided in response to prior comment 31.  Please revise your disclosure to include a discussion of the terms of your warrants and the accounting treatment applied including the basis for their valuation.

The Company has added the following disclosures:

The warrants were issued as an additional incentive to purchase our common stock.  Accordingly, an expense was recognized based upon the estimated fair value of the warrants using the Black-Scholes pricing model.  The variables used in the Black-Scholes pricing model during the year ended December 31, 2012 were a weighted average exercise price of $1.02, a discount rate of .76%, an expected life of 5 years, and volatility of 193%.

10.  Licenses and Supply Agreements
Patent and Subsidiary Acquisition, page F-16

12. Your response to comment 32 does not address the discrepancy between the stock price of $10.01 per share on March 28, 2012 and the amount used on March 23, 2012 of $.001. Tell us if your stock was trading on an exchange on March 23, 2012 and the reasons for the significant variation in the stock price between March 23, 2012 and March 28, 2012. In addition, you have used two dates to value the business combination.  Please tell us why the acquisition cost was not determined on the date of the acquisition, the date control was transferred.  Refer to ASC 805-20-30-1 and 805-10-20.

There are two separate contracts related to the acquisition of the Plotnikoff Patents and the acquisition of TNI BioTech IP, Inc. The first contract, dated March 23, 2012, is between TNI BioTech IP, Inc. (a private company and formerly known as TNI BioTech, Inc.) and Dr. Nicholas P. Plotnikoff for the sale of technology.  The contract is between TNI BioTech IP, Inc. as buyer and Dr. Plotnikoff as seller.  The contract is for the sale of technology which is referred to as the Plotnikoff patents.

TNI BioTech IP, Inc. was established with the purpose of gathering the patents and scientists together to be acquired in one transaction by TNI BioTech, Inc.   As of March 23, 2012, TNI BioTech, Inc. (public company) planned to acquire TNI BioTech IP, Inc. (non-public company) as soon as possible with a one for one share exchange.

The contract required the payment of 6,000,000 shares of stock in TNI BioTech IP, Inc., a 1% royalty payment on gross sales of MENK and a position as a non-executive Chairman of TNI BioTech, Inc., the public company.  Since ultimately Dr. Plotnikoff agreed to receive 6,000,000 shares of common stock of TNI BioTech, Inc. (public company), the shares were valued at $.001 par value because TNI BioTech, Inc. did not have an active market for its stock.

The Company (TNI BioTech, Inc., a public Florida corporation) entered into a second agreement with TNI BioTech IP, Inc. (a non-public Florida corporation) on April 24, 2012 to purchase all of the outstanding shares.  The contract is signed by Ms. Noreen Griffin as President for the Company and by Mr. Eugene Youkilis as President for TNI BioTech IP, Inc.  The agreement stated that the Company is to issue 19,750,000 shares of common stock to the shareholders of TNI BioTech IP.  TNI BioTech IP, Inc. is owned by a group of scientists with various research and development skills in the biotech industry.  This agreement was amended on June 25, 2012 to reflect the actual shares issued which totaled 20,250,000.  The shares issued for the acquisition were as follows:

Dr. Nicholas Plotnikoff	8,000,000
Other shareholders of TNI BioTech IP, Inc.	12,250,000

The shares issued to Dr. Plotnikoff were for the patent technology and 6,000,000 of these shares were valued at par value and the remaining 2,000,000 shares were valued at the trading price on April 24, 2012, which was the date the new shares were granted to Dr. Plotnikoff.  The shares issued to the shareholders were valued at the trading value on April 24, 2012.

13. Please refer to your response to comment 33.  The acquisition of TNI BioTech IP, Inc. is material to your financial statements.  The transfer of the intellectual property from Drs. Plotnikoff and Shan to TNI BioTech IP, Inc. should have been accounted for in the financial statements of TNI BioTech IP, Inc.  As previously requested, please provide the financial statements of the business acquired and the related pro forma information pursuant to pursuant to Rules 8-04 and 8-05 or 3-05 and 11-01 of Regulation S-X or tell us why the information is not required.

TNI BioTech IP, Inc. was incorporated on March 8, 2012.  As mentioned above, in accordance with the first contract related to the acquisition of the Plotnikoff Patents by TNI BioTech IP dated March 23, 2012, the company was required to issue 6,000,000 shares of stock in TNI BioTech IP.  The shares of TNI BioTech IP were not publicly traded, and TNI BioTech IP used the par value of $.0001 to determine the fair value of the patents, whose value at that date could not otherwise be determined.  Value of the patents acquired was thus determined to be $600.00

Shortly after its inception, TNI BioTech IP, Inc. also agreed to issue an additional 14,250,000 shares of its common stock to its founders.  TNI BioTech IP accounted for this issuance as compensation ($1,425.00), using the par value of the stock at the date of its incorporation.

Please see the attached pro-forma financial statements for TNI BioTech, IP, reflecting the private company's position at inception and just prior to the acquisition by TNI BioTech, Inc.   While we agree that under Regulation S-X pro-forma financial reports are required in the case where an acquisition of this type occurs, our position is that because the amounts involved are so small as to be immaterial, we respectfully request that we not be required to revise the filings to provide the information in the manner required by Regulation S-X.

13. Subsequent Event: Common Stock Purchase Warrant Exercises, page F-19

14. Please refer to your response to comment 34.  Based on your response, it appears that you have recalculated the amount of the expense that should have been recorded and determined that an additional charge should have been recorded in your financial statements of $2,555,845 for the three months ended March 31, 2013.  You state that you will record the expense in future filings.  Please provide us your analysis of how you calculated the $2,555,845, the literature you used to support your accounting treatment, an analysis as to why the disclosures under ASC 250-10-50-7 through 250-10-50-10 are not required to be provided, and a materiality analysis pursuant to Staff Accounting Bulletin 99.

The Company recorded the expense during the second quarter for the year ending December 31, 2013 as reflected in the Company’s June 30, 2013 Form 10-Q and in the subsequent events section to the notes to the financial statements.

During the three months ended March 31, 2013, the Company’s statement of operations reported a net loss of $14,689,674 and a loss per share of $0.29.  If the expense were restated and recorded as of March 31, 2013, the restated net loss would be $17,245,519 and the restated loss per share would be $0.35.  At the time of our response to the SEC letter on July 18, 2013, the quarter ended June 30, 2013 was complete and the March 31, 2013 numbers were considered stale.  Additionally, the Company did not believe that an increase in loss would positively or negatively affect an investor, as an investor would expect the Company to have significant losses in this stage of the Company’s operations.  Therefore, the Company determined that the loss would be recorded in the current reporting period.  The Company believes the loss reported for the six months ended June 30, 2013 to be fairly stated.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

TNI BioTech IP Pro-Forma Balance Sheet
	Inception March 8, 2012	April 24, 2012 (pre-acquisition)

Patents and Licenses	$-	$600

Total Assets	$-	$600

Liabilities	$-	$-

Total Liabilities	-	-

Equity

Shares Outstanding	-	2,025
Retained Earnings	-	(1,425)

Total Liabilities and Equity	$-	$600

TNI BioTech IP Pro-Forma Income Statement
	TNI Biotech IP	April 24, 2012
	At date of Incorporation - March 8-12	TNI BioTech Inc acquired TNI IP

	Inception	Period Ended
	March 8, 2012	April 24, 2012

Revenues	$-	$-

Expenses	-	-
Shares issued to founders		1,425

Net Income/ (Loss)	$-	$(1,425)